SCHONFELD & WEINSTEIN, L.L.P.
SAMUEL P. SCHONFELD (1927-1964)	ATTORNEYS AT LAW	TELEPHONE
JOEL SCHONFELD	80 Wall Street	(212) 344-1600
ANDREA I. WEINSTEIN*	Suite 815	FAX
MARK A. MACRON*	New York, New York 10005	(212) 480-0717
*ALSO ADMITTED IN NEW JERSEY	WWW.SCHONFELD-WEINSTEIN.COM	E-MAIL
joel@schonfeld-weinstein.com
andrea@schonfeld-weinstein.com
keywan@schonfeld-weinstein.com

June 24, 2005

United States Securities & Exchange Commission
Washington, D.C. 20549

ATTN: Pamela A. Long, Assistant Director

Re:	SmartMetric, Inc.
Pre-effective Amendment No. 3 and 4 to Registration Statement on Form SB-2
Filed May 23, 2005 and 27, 2005
Amendment 1 to Quarterly Report on Form 10-QSB for September 30, 2004 and December 31, 2004
Filed May 27 and 31, 2005
File No. 333-118801

Dear Ms. Long:

We are in receipt of your letter dated June 13, 2005 and would like to respond as follows:

1.  The registration statement has been updated to include the unaudited interim financial statements and notes for the period ended March 31, 2005, as required by Item 310(g) of Regulation S-B.

2.  A currently dated consent of SmartMetric’s independent public accountants is included as an exhibit to this registration statement.

3.  The seventeenth risk factor has been revised as per your suggestions.

4.  The costs for each of the private placements were for consulting fees in connection with the private placements.

Use of Proceeds

5.  We have clarified to which item in the table footnote (1) relates.

Dilution, Page 15

6.  The “% of Total Consideration” if the minimum shares are sold has been changed to 57.0%.

Management’s Discussion and Analysis of Financial Condition

7.  We have deleted reference to “patent-pending technology,” and “several patents pending.”

Overview, Page 20

8.  We have reconciled disclosure in the second paragraph with Exhibit 10.1 to state that the application was filed on February 15, 2001.

9.  We have revised disclosure to indicate that 68,207 shares were sold to nine persons in September 2004.

Plan of Operation, Page 21

10.  Reference to the “Maximum” offering in the first paragraph’s second sentence has been changed to the “Minimum” offering.

Production of SmartCards, Page 21

11.  We have deleted the statement in the first paragraph that, “we have entered into a contract with a manufacturing facility to produce our SmartCards.”

Fingerprint Sensor, Page 25

12.  We have clarified that SmartMetric has not entered into an agreement with the unrelated third party from which it purchases the fingerprint sensor, and that the fingerprint sensor is available from other suppliers.

13.  We have clarified that SmartMetric has located a supplier for the lithium polymer battery, but has not entered into an agreement with such supplier and disclosed the steps that SmartMetric plans to take to obtain one.

Marketing Agreement, Page 25

14.  We have disclosed that the agreement may be terminated by either party upon 30 days written notice.

The SmartMetric SmartCard, Page 27

15.  We have specified the costs of the additional engineering that SmartMetric intends to undertake.

License Agreement, Page 29

16.  The phrase, “and is pending in Australia,” has been deleted.

Competition, Page 29

17.  In the first paragraph’s last sentence we have disclosed that SmartMetric only has a prototype of its card.

Selling Shareholders, Page 35

18.  Footnote (7) has been deleted from Celestine Cavallo’s name and the footnote next to James Willis’ name has been changed from (39) to (40).

19.  We have included Applied Cryptology, Inc. as a selling shareholder in the table with footnote disclosure that Mr. Hendrick is the sole shareholder and control person of Applied Cryptology.

20.  Disclosure in this Section has been revised to state that Mr. Hendrick will control 71.9% after the Maximum Offering.

Note 6. Due to Related Party, page F-7

21.  This disclosure was included in Amendment No 4. All disclosure is included in Note 6 in Amendment No. 5.

Recent Sales of Unregistered Securities, page 43

22.  The dates the securities were sold are as follows:

  Subscriptions sold in September 2004
Shareholders Name	Subscription Date

Jim Truant	September 24, 2004
The Mark Edwards & Jenny Lee Stone Superannuation Fund	September 27, 2004
Robert & Noelle Renefrew	September 28, 2004
Cheryl McLean	September 28, 2004
David F. Walker	September 28, 2004
Jonathon Murphy	September 28, 2004
Peter Gummer & Kim Murray	September 29, 2004
Ron Leonard	September 29, 2004
Lesley Price	September 30, 2004
David F. Walker	September 30, 2004
  Subscriptions sold in December 2004
Shareholders Name	Subscription Date

Leslie Vago	October 27, 2004
Colleen R. King Pty Ltd.	December 14, 2004
Josef & Anne Wehr	December 29, 2004
Veronica Heather Hehir	December 30, 2004
Jacqueline Stone	December 30, 2004
Robert Michael Hehir	December 30, 2004
Wayne George Hehir	December 30, 2004

  Subscriptions sold in January 2005
Shareholders Name	Subscription Date

Paul Southern	January 7, 2005
Robert Towers & Associates Pty Ltd. Staff Retirement Fund	January 7, 2005
Julie Martin	January 11, 2005

Exhibit 5.1

23.  We have revised the fifth paragraph of the legality opinion to indicate that 6,666,666 shares and not 4,000,000 of common stock are being offered by SmartMetric.

Exhibit 99.1

24.  The subscription agreement has been revised to conform with the escrow agreement. Checks should be made payable to Signature Bank as Escrow Agent for SmartMetric, Inc.

Signatures

25.  Mr. Hendrick has signed this amendment as president and principal financial officer pursuant to Instructions 1 and 2 for signature son Form SB-2.

March 31, 2005 10-QSB

Exhibits 31.1, Section 302 Certificates

26.  We are amending the March 31, 2005 10-QSB to included revisions to the Section 302 Certifications.

If you have any further questions, please contact the undersigned.

Very truly yours,

/s/ Andrea I. Weinstein
Andrea I. Weinstein

AIW: kc-w